May 22, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mark P. Shuman, Esq.

Re:                             Luxoft Holding, Inc

Amendment 1 to Registration Statement on Form F-1 (File No. 333-        ) as Confidentially Submitted on April 26, 2013 (CIK No. 0001538375)

Dear Mr. Shuman:

On behalf of our client, Luxoft Holding, Inc, a company incorporated in the British Virgin Islands (the “Company”), we transmit herewith the Registration Statement on Form F-1 for Luxoft Holding, Inc (the “Registration Statement”) via the Commission’s EDGAR system.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 17, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in the Registration Statement.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.                                      It appears that the representations specified by Instruction 2 to Item 8.A.4. of Form 20-F should have been filed as an exhibit to this amendment.  Please refer to our letter dated April 15, 2013. We expect draft registration statements to be substantially complete at the time of submission, including exhibits.

Response:

The Company acknowledges the Staff’s comment, and notes that the Registration Statement filed herewith contains the Company’s year-end financial statements for the year ended March 31, 2013 and therefore is compliant with the requirements of Item 8.A.4 of Form 20-F.

Industry Data and Other Information, page 46

2.                                      We note your response to prior comment 12.  The introductory paragraph of this section continues to state that you have not independently verified the market and industry data included in the prospectus.  Please remove this qualifying language.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 47.

Compensation of directors and executive officers, page 111

3.                                      You disclose in this section that one director was awarded a “small number of shares” in 2012 under your stock option plan.  Please confirm that the value of these shares is included in the $3.0 million in aggregate compensation disclosed on page 111.  If not, revise to include the value of such shares.  Refer to Item 4.a of Form F-1 and Item 6.B.1 of Form 20-F.

Response:

The Company notes that the “small number of shares” awarded to one of its directors pursuant to its stock option plan is not included in the $3.0 million of executive compensation disclosed on page 113. In response to the Staff’s comment, the Company has updated the disclosure on page 113 to state that the compensation paid to all of its executive officers during the year ended March 31, 2013 was $7.6 million, and that the aggregate director compensation, including the abovementioned value of the above mentioned shares, was $196,000.

Certain Relationships and Related Party Transactions, page 118

4.                                      We note your response to prior comment 24.  In regard to the guarantees and suretyships under which IBS and its affiliates guarantee performance of the company’s obligations, disclose under what circumstances, if any, IBS can be released from its obligations under such agreements.

Response:

In response to the Staff’s comment, the Company has amended the disclosure on page 122 to state that the guarantees and suretyships entered into with IBS Group and its affiliates are generally irrevocable and that IBS Group and its affiliates may not assign their respective rights and obligations to third parties. The guarantees and suretyships generally expire upon the full payment by the Company of the amounts underlying such guarantees and suretyships, or otherwise upon the expiration of the perpetuity period specified in such agreements.

Audited Consolidated Financial Statements

Consolidated statements of comprehensive income, page F-6

5.                                      Tell us what consideration has been given to providing pro forma EPS and related computations for the latest fiscal year and interim period giving effect to the change in your common equity structure following this offering.  In this regard, tell us how you have you considered disclosing pro forma EPS for Class A and Class B common shares, particularly the impact of the Class B conversion feature on diluted EPS of the Class A common shares.

Response:

The Company notes that the Company’s new share structure is not yet effective, and will only become effective upon the completion of this offering. Consequently, the Company advises that it will retroactively update its EPS computations in its financial statements once the new share structure becomes effective.

Revenue recognition, page F-14

6.                                      It is still not clear how your revenue policy addresses the software accounting guidance in ASC 985-605.  You offer software development services and IT solutions but your policy addresses revenue recognition in rather general terms.  Further, your critical accounting policy revenue recognition disclosures on page 73 refer to SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” as amended by SAB No. 104, “Revenue Recognition” without reference to the ASC 985-605 literature.  Please advise and revise your revenue recognition accounting policy disclosures accordingly.  In this regard, please tell us how you considered the provisions of ASC 985-605-25 paragraphs 2 through 14 in determining how to account for your services on either a time and materials or fixed price basis and how your accounting policy takes into account multiple elements such as post contract customer support.

Response:

The Company has considered the guidance in ASC 985-605. Apart from its software development services, the Company’s only separate deliverable is the Company’s support services. The Company allocates revenue to these deliverables in a multiple-element arrangement based upon their relative selling prices. The relative selling price is based on the price charged for the deliverable when it is sold separately, which is usually determined based on (i) applicable hourly rates multiplied by estimated hours that are expected to be incurred to provide software development or support services based on agreed scope of work, which is the way the Company generally negotiates scope of services and prices with its customers, (ii) contractual renewal prices or applicable hourly rates for similar support services, or (iii) prices of similar support services, when sold separately.

For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable.  For arrangements under fixed-price contracts, software development revenue is recognized upon the delivery of development services under the proportional performance method, as described above, and for support services on a straight-line basis over the duration of the support period, which is generally from 6 months to a year.

The Company has revised the MD&A disclosure on page 74 and the disclosure in its financial statements on pages F-14 accordingly.

7.                                      We are considering your response to prior comment 31 and have the following additional comments:

•                  Please confirm that you have entered into no customer contracts that include the sale or license of iviLink, as well as your other software platforms, and that no revenue has been recognized from the sale of these platforms.

•                  Please tell us and disclose how customers and other developers obtain iviLink and your other software platforms.  In this regard, it appears that the software platform is available for free download on the internet.

Response:

The Company confirms that it has not entered into any customer contracts that include the sale or license of iviLink, or any of the Company’s other software platforms, and that the Company has not recognized any revenues from the sale of these platforms.

Consistent with common practice within its industry, the Company uses the internet to promote its software to potential customers by targeting their engineers and other technical staff, who regularly use websites such as gtihub.com to discover software technologies and systems that are free to use and download. The Company makes software publicly available under a software license that places certain restrictions on the usage of the software in a commercial setting, allowing potential users to quickly evaluate the software for their needs and even use it to build a test system. Potential customers can download (a) a mobile software development kit (“SDK”) that allows them to create a mobile side app that is enabled with iviLink connectivity technology, or (b) a Head Unit side platform (source code) that has to be customized and is not useable out of the box. Neither of these downloads contains the full version of iviLink software; however, they allow the Company to better market its software and related services.

In response to the Staff comment, the Company has amended its disclosure on page 92 accordingly.

8.                                      We are considering your response to prior comment 31 and have the following additional comments related to Horizon:

•                  We note that Luxoft International entered into an assignment and license back agreement with Deutsche Bank AG relating to your Horizon product on December 31, 2012.  Your response states that you plan to distribute Horizon software in the future and that no revenue was earned from sales of this product as of December 31, 2012.  Please revise disclosures throughout your filing to clearly identify Horizon as being a product that has not yet been sold.

•                  Further, tell us how you accounted for the assignment and license back transaction with Deutsche Bank.  Please identify the accounting entries related to Horizon and Deutsche Bank in all periods presented.  In this regard, ensure that you describe the development of the product, the assignment and license back transaction and where the line items in the financial statements that reflect the impact of this transaction.

Response:

The Company has revised the disclosure on pages 58, 89 and 92 to reflect that the Horizon platform is not yet being sold.

In response to the Staff’s second bulleted comment above, the Company notes as follows:

From August 2011 to December 2012, Deutsche Bank (“DB”) subcontracted the Company to assist other developers in creating Horizon for DB. The total amount of revenue the Company earned under this arrangement during the year ended March 31, 2012, and nine months ended December 31, 2012 was $0.4 million, and $1.9 million, respectively. DB’s total cost for the development of Horizon, including fees to outside contractors, exceeded the $2.3 million paid to the Company.

In the process of developing Horizon, the Company concluded that the software had strong potential and, on December 31, 2012, entered into agreement with DB to purchase Horizon. As part of the arrangement, the Company acquired full ownership rights, including exclusive royalty-free rights, to use the Horizon software, while DB retained the right continue using the software for DB’s internal needs. Pursuant to this agreement, the Company agreed to pay DB EUR 2.5 million (or $3.3 million) plus a royalty of 20% of net revenues from the sale of Horizon to third parties during a five year period commencing December 31, 2012. The Company estimated the fair value of the contingent liability as of December 31, 2012 (the agreement date) to be the net present value of future revenue sharing payments totalling $2.4 million, and recorded the following accounting entries as at December 31, 2012:

Dr Intangible assets $5.6 million	Cr Payable for software acquisition, current	$3.3 million
	Cr Payable for software acquisition, non-current	$2.3 million

The Company also determined that its subsequent acquisition of the Horizon platform should not affect the revenue recognition for its subcontracting services to DB between August 2011 and December 2012, because all of the Company’s work relating to Horizon during this time was completed and accepted by DB prior to the purchase of Horizon. The Company’s development of Horizon during this time period was not in anticipation of the subsequent purchase, and most of the respective receivables were collected by the purchase date.

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Please do not hesitate to contact Joshua Kiernan at +44 (20) 7532-1408 or Patrick Rosenthal at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP